600 Travis, Suite 4200
Houston, Texas 77002
713.220.4200 Phone
713.220.4285 Fax
andrewskurth.com
July 13, 2006
BY FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549
Attn: Tangela Richter

Re:	Valero GP Holdings, LLC Registration Statement on Form S-1 File No. 333-132917
Dear Ms. Richter:
     We respectfully submit that each underwriter listed on the cover of the prospectus is a “lead or managing underwriter” for purposes of Item 501(b)(8) of Regulation S-K. Under Rule 12b-2 promulgated under the Exchange Act, the term “managing underwriter” includes “an underwriter (or underwriters) who, by contract or otherwise, deals with the registrant; organizes the selling effort; receives some benefit directly or indirectly in which all other underwriters similarly situated do not share in proportion to their respective interests in the underwriting; or represents any other underwriters in such matters as maintaining the records of the distribution, arranging the allotments of securities offered or arranging for appropriate stabilization activities, if any.” We cite the following facts in support our conclusion that Citigroup Global Markets, Inc., Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, RBC Capital Markets Corporation, UBS Securities LLC, A.G. Edwards & Sons, Inc., Wachovia Capital Markets, LLC, Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., J.P. Morgan Securities Inc., Keybanc Capital Markets, a division of McDonald Investments, Inc., Raymond James & Associates, Inc., Oppenheimer & Co. Inc., Petrie Parkman & Co., Inc. and Sanders Morris Harris Inc.(collectively, the “Co-Managers”) are serving as managing underwriters in respect of this offering:
•	each of the Co-Managers will receive a portion of the management fee for serving as a Co-Manager (unlike a member of a broader underwriting syndicate);

Austin	Beijing	Dallas	Houston	London	Los Angeles	New York	The Woodlands	Washington, DC

•	each of the Co-Managers has had an active role in drafting the prospectus and has performed an important due diligence function;

•	because common units of publicly traded partnerships are predominantly a retail product (unlike most common stock issuances, which are predominantly subscribed for by institutional investors), each Co-Manager will be required to organize its own sales force to engage in extensive selling efforts through a distinct retail distribution system; and

•	we believe that retail customers purchasing common units from investment banks with established reputations for executing financings for publicly traded partnerships gain comfort from the active participation of these institutions in offerings because they are aware of the level of due diligence that these institutions perform.
     We respectfully submit that, having placed themselves in the position of managing underwriters by playing a management role, the Co-Managers are appropriately named on the cover of the prospectus.
     Please do not hesitate to call the undersigned at (713) 220-4322 with any comments or questions regarding this letter or the above-referenced Registration Statement.
Very truly yours,
/s/ Gislar Donnenberg
Enclosures

cc:	Clay Killinger — Valero Energy Corporation Bradley C. Barron — Valero GP Holdings, LLC Thomas R. Shoaf — Valero L.P. Joshua Davidson — Baker Botts L.L.P.

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